May 19, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Ibolya Ignat

Re:	Human Genome Sciences, Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Quarter ended March 31, 2011
Schedule 14A filed March 30, 2011
File No. 001-14169
Dear Ms. Ignat:
This letter is to confirm your telephone conversation today with our counsel, Mr. Jason Harmon of DLA Piper LLP (US), regarding a request for an extension of time to respond to the comments contained in your letter dated May 10, 2011, regarding the above-referenced filings. We very much appreciate your consent to extend the comment response time to Wednesday, June 8, 2011 and expect to respond to your comments by such date.
Very truly yours,
/s/ David P. Southwell
David P. Southwell
Executive Vice President and Chief Financial Officer
cc: Jason Harmon, DLA Piper LLP (US)